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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934



                               SHOLODGE, INC.
           (Exact name of registrant as specified in its charter)


Tennessee                                                         62-1015641
(States or other jurisdiction of                                (IRS Employer
Incorporation)                                               Identification No.)

217 West Main Street
Gallatin, Tennessee                                                  37066
(Address of principal executive offices)                           (Zip Code)


If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box:
               ----

If this form related to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box:
                                                    ---

Securities to be registered pursuant to Section 12(b) of the Act:   NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                    Series A Subordinated Preferred Stock
                              (Title of Class)


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               INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The board of directors of ShoLodge, Inc. (the "Company") has declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value (the "Common Shares"), of the Company. The dividend is payable on July 15, 1997 (the "Record Date"), to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company's Series A Subordinated Preferred Stock ("Preferred Share") at a price of $60.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and SunTrust Bank, Atlanta, as Rights Agent (the "Rights Agent"). A complete description of the Rights is set forth in the Rights Agreement, a copy of which is filed as Exhibit 4.1 to this Form 8-A. The Rights Agreement is incorporated herein by reference and this summary is qualified in its entirety by reference thereto.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares without the prior approval of the board of directors, including a majority of "Continuing Directors," as that term is defined in the Rights Agreement, or (ii) 10 business days (or such later date as may be determined by action of the board of directors before such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on July 15, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or

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unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, before the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of the greater of (i) 100 times the dividend declared per Common Share and (ii) a cumulative quarterly dividend of $1.00. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive, in preference to shares of all junior classes of the Company's stock, the greater of (i) $1.00 per share and (ii) an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. A complete description of the Preferred Shares is set forth in the Company's Articles of Amendment to Charter (the "Articles"), a copy of which is filed as Exhibit 4.2 to this Form 8-A. The Articles are incorporated herein by reference and the summary of the terms of the Preferred Shares set forth herein is qualified in its entirety by reference thereto.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will from the date of the first public announcement of the Acquiring Person's


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acquisition have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right or, if there is an insufficient number of authorized and unissued Common Shares to allow the full exercise of the Rights, a package of other securities or property of the Company and/or cash which the board of directors determines with the advice of an investment banking firm to be equivalent to such number of Common Shares.

         At any time after any Person becomes an Acquiring Person and before the acquisition by such person or group of 50% or more of the outstanding Common Shares, the board of directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day before the date of exercise.

         At any time before the close of business ten days after the date of the first public announcement of the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the board of directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable in cash or in shares of the Company's stock. If, however, there is an Acquiring Person at the time, a majority of Continuing Directors must concur in the redemption of the Rights. The redemption of the Rights may be made effective at such time on such basis with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the board of directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% plus the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as there is an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other

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business combination approved by the Company's Board of Directors prior to the time that the person or group became an Acquiring Person, since until such time the Rights may be redeemed by the Company at a price of $0.01 each.

ITEM 2 EXHIBITS. The following items are filed as exhibits to this Registration Statement:

Exhibit No.       Description of Document

4.1               Rights Agreement dated as of June 27, 1997 between ShoLodge,
                  Inc. and SunTrust, Atlanta, as Rights Agent, including Exhibit
                  A thereto (Form of Articles of Amendment to the Charter creating Series A Subordinated Preferred Stock), Exhibit B thereto (Form of Right Certificate and Forms of Assignment and Election to Purchase) and Exhibit C thereto (Summary of Rights to Purchase Preferred Shares)

4.2 Articles of Amendment to the Charter of the Registrant, as filed on July 1, 1997, creating Series A Subordinated
                  Preferred Stock

4.3               Form of press release announcing the declaration of the rights

4.4 Form of letter to shareholders announcing the declaration of the rights




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                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   SHOLODGE, INC.

Date: July 3, 1997                                 By:/s/ Michael A. Corbett
                                                      --------------------------
                                                          Michael A. Corbett
                                                   Its: Chief Financial Officer